INVESTMENT PLACEMENT GROUP

REPORT PURSUANT TO SEC RULE 17a-5(d)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-30700

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: INVESTMENT PLACEMENT GROUP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

501 WEST BROADWAY SUITE 1350
(No. and Street)

SAN DIEGO	CA	92101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MARTHA E SOTO-ACEVES	6193261250	martha@ipgsd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MARCUM, LLP
(Name – if individual, state last, first, and middle name)

NINE PARKWAY NORTH SUITE 200	DEERFIELD	ILL	60015
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTHA E SOTO-ACEVES, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of INVESTMENT PLACEMENT GROUP, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CHIEF FINANCIAL OFFICER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this
certificate verifies only the identity of the individual
who signed the document to which this certificate is
attached, and not the truthfulness, accuracy, or
validity of that document.

State of California
County of _____San Diego_____)

On __February 28, 2024__ before me, __Darius Lashkari_____
                                    (insert name and title of the officer)

personally appeared __Martha Elizabeth Soto_____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are
subscribed to the within instrument and acknowledged to me that he/she/they executed the same in
his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the
person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing
paragraph is true and correct.

WITNESS my hand and official seal.



DARIUS LASHKARI
Notary Public - California
San Diego County
Commission # 2410587
My Comm. Expires Jul 12, 2026

Signature _Darius Lashkari_ **(Seal)**



MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Investment Placement Group

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Investment Placement Group (the "Company") as of December 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Marcum LLP

Deerfield, IL
February 28, 2024

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

Assets

Cash, cash equivalents, and restricted cash	$ 404,957
Receivables:	
Clearing organizations	170,088
Other	4,389
Securities owned, at fair value	7,544,980
Prepaid expenses and other assets	566,776
Furniture, equipment, and leasehold improvements, net	278,543
Deferred tax assets	40,541
Right of use assets - operating leases, net of $1,267,444 accum. amortization	2,265,331
Due from related party	306,293
Total Assets	$ 11,581,898

Liabilities and Shareholders' Equity

Liabilities

Note payable - bank	$ 168,759
Accounts payable and accrued expenses	105,194
Commissions payable	361,617
Due to clearing organization	2,007,084
Lease liabilities	2,665,911
Total Liabilities	5,308,565

Shareholders' Equity

Common stock - Series A, no par value,	
146,719 shares authorized, issued and outstanding	3,832,041
Additional paid-in-capital	565,075
Retained earnings	1,876,217
Total Shareholders' Equity	6,273,333
Total Liabilities and Shareholders' Equity	$ 11,581,898

The accompanying notes are an integral part of these financial statements

INVESTMENT PLACEMENT GROUP

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2023

NOTE 1 – NATURE OF ORGANIZATION

Investment Placement Group (the "Company"), a California corporation, is a registered broker-dealer in securities under the Securities and Exchange act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ACCOUNTING METHOD

The Company follows accounting principles generally accepted in the United States of America ("GAAP") as established by the Financial Accounting Standards Board ("FASB") to ensure consistent reporting of its financial condition, results of operations, and cash flows.

CASH EQUIVALENTS AND RESTRICTED CASH

The Company considers liquid investments with original maturities of three months or less to be cash equivalents. Restricted cash consists of deposits with clearing organizations. The balance of restricted cash was $281,525 as of December 31, 2023 and is reported on the Statement of Financial Condition under Cash, cash equivalents, and restricted cash.

RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATIONS AND OTHER RECEIVABLES

The Company's receivables from clearing organizations and other receivables include amounts receivable for unsettled trades, including amounts related to options on futures contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. The majority of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties. Management considers all receivables to be collectible; therefore, no allowance for credit losses has been provided.

FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from five to seven years. Leasehold improvements are depreciated over the shorter of the lease term or estimated useful life. Improvements which increase the productive value of assets are capitalized and depreciated over the remaining useful life of the related asset. Repair and maintenance costs are expensed as incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company used various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy is categorized into three levels based on the input as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – DEFINITION AND HIERARCHY (CONTINUED)

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

VALUATION OF INVESTMENTS IN SECURITIES AT FAIR VALUE – VALUATION TECHNIQUES

Investments in Securities and Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange at their last sales price as of the last business day of the year.

Corporate Bonds

The fair value of corporate bonds is estimated using readily available market price quotations as of the last business day of the year. Corporate bonds are categorized in Level 1 of the fair value hierarchy.

U.S. Government Securities

U.S. Government securities are valued using quoted market prices. U.S. Government securities are categorized in Level 1 of the fair value hierarchy.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RIGHT OF USE ASSETS – OPERATING LEASES

The Company is a lessee in two noncancelable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The discount rate used to value the company's leases ranges from 4.75% to 9.0%. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company made an accounting policy election by class of underlying asset, for computers and other office equipment, to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component.

INCOME TAXES

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company does not have any unrecognized tax benefit as of December 31, 2023. Potential interest and penalties, if any, associated with such uncertain tax positions would be recorded as a component of income tax expense.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CREDIT LOSS ON FINANCIAL INSTRUMENTS

The Company follows the FASB Accounting Standard Update ("ASU") 2016-13, "Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments". This guidance requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management does not believe that an allowance is required as of December 31, 2023.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Accordingly, actual results could differ from those estimates.

NOTE 3 – FAIR VALUE MEASUREMENTS

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2023:

(See following page)

INVESTMENT PLACEMENT GROUP

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2023

NOTE 3 – FAIR VALUE MEASUREMENTS (CONTINUED)

Description	Level 1	Level 2	Level 3	Total
Assets				
Corporate Bonds				
Cayman Islands:				
Energy	$ 199,154	$ --	$ --	$ 199,154
Colombia:				
Energy	118,466	--	--	118,466
Utilities	170,116	--	--	170,116
France:				
Financial	196,294	--	--	196,294
Germany:				
Financial	175,500	--	--	175,500
Luxembourg:				
Airlines	35,563	--	--	35,563
Consumer, non-cyclical	20	--	--	20
Energy	151,460	--	--	151,460
Mexico:				
Basic materials	113,000	--	--	113,000
Communications	106,496	--	--	106,496
Consumer, cyclical	169,034	--	--	169,034
Spain:				
Energy	136,514	--	--	136,514
Financial	182,032	--	--	182,032
United Kingdom:				
Financial	589,566	--	--	589,566
United States:				
Basic materials	154,604	--	--	154,604
Communications	459,118	--	--	459,118
Energy	126,217	--	--	126,217
Technology	171,250	--	--	171,250
Total Corporate Bonds	3,254,404	--	--	3,254,404
U.S. Government Securities				
United States Treasury Bills	2,807,374	--	--	2,807,374
Total U.S. Government Securities	2,807,374	--	--	2,807,374
Equity				
United States:				
Consumer, cyclical	136,800	--	--	136,800
Communications	32,725	--	--	32,725
Exchange traded funds	691,339	--	--	691,339
Total Equity	860,864	--	--	860,864
Mutual Funds				
United States:				
Open end taxable no load funds	622,338	--	--	622,338
Total Mutual Funds	622,338	--	--	622,338
Total Assets	$7,544,980	$0	$0	$7,544,980

INVESTMENT PLACEMENT GROUP

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2023

NOTE 4 – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

The Company relocated its office in San Diego, CA on September 1, 2023 and disposed of fully depreciated fixed assets with an original cost of $1,155,749. As of December 31, 2023, Furniture, equipment and leasehold improvements, net consisted of the following:

		Useful Life
Furniture and fixtures	$ 321,958	7
Office equipment	78,887	5
Leasehold improvements	78,172	8
Total	479,017	
Less: accumulated depreciation and amortization	(200,474)	
Furniture, equipment and leasehold improvements, net	$ 278,543	

NOTE 5 – INCOME TAXES

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets as of December 31, 2023, was:

Deferred tax assets:	
Realized gains and losses	$ 400,498
Unrealized gains and losses	305,357
Operating lease amortization	108,156
Donations	3,511
Depreciation expense	(71,126)
Valuation allowance - unrealized and realized gains and losses	(705,855)
Total	$ 40,541

As of December 31, 2023, the Company has $705,855 in deferred tax assets from unrealized and realized gains and losses. Due to lack of foreseeable capital gains in the future to utilize the tax benefit of the capital losses, Management believes it is more likely than not that the Company will not receive any tax benefit from the capital losses. Therefore, a 100% valuation allowance of $705,855 is included.

The provisions of ASC 740-10 "Accounting for Uncertain Income Tax Positions", requires that the impact of tax positions be recognized in the financial statements if they are more likely than not of being sustained upon examination, based on the technical merits of the position. The Company's management has determined that the Company has no uncertain tax positions requiring recognition under ASC 740-10 as of December 31, 2023.

The Company files federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2023.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

NOTES PAYABLE

The Company has a note payable with San Diego Private Bank for $1,358,000. The note calls for the remaining principal loan balance of $168,759 to bear interest at 4.8% per annum and calls for 12 remaining payments of approximately $14,435, including interest. The note is guaranteed by the Company's shareholders and collateralized by the fixed assets of the Company. The Company is subject to certain financial and non-financial covenants. Future principal payments on the note are as follows:

Year ending December 31,		
2024	$	168,759
	$	168,759

OPERATING LEASES

The Company has leases for office space in Miami, Florida and San Diego, California that expire in February 2025 and August 2031, respectively. The Company classified these leases as operating leases. Both leases contain renewal options for five years. Because the Company is not reasonably certain to exercise these renewal options at lease inception, the optional periods were not included in determining the lease term, and associated payments under these renewal options were excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company is reimbursed for a portion of rent from IPG Investment Advisors, LLC, a related party (See Note 8).

Other information related to leases as of December 31, 2023 was as follows:

Weighted average remaining operating lease term: 7.2 years

Weighted average discount rate for operating leases: 8.7%

NOTE 6 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

OPERATING LEASES (CONTINUED)

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2023 are as follows:

Year ending December 31,		
2024	$	577,836
2025		438,430
2026		424,401
2027		442,370
2028 forward		1,790,911
Total undiscounted lease payments		3,673,948
Less: imputed interest		(1,008,037)
Total lease liabilities	$	2,665,911

NOTE 7 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer security transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces substantially all of its securities transactions to Pershing, its clearing broker, on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of Pershing, in accordance with the clearing agreement, the Company has agreed to indemnify Pershing for losses, if any, which Pershing may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and Pershing monitor collateral on the customers' accounts.

The Company maintains several bank accounts at financial institutions both in the United States and foreign countries. Those balances in the United States accounts are insured either by the Federal Deposit Insurance Commission ("FDIC") up to $250,000 or the Securities Investor Protection Corporation ("SIPC") up to $500,000. At times during the year ended December 31, 2023, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits and/or in uninsured foreign accounts. The Company has not experienced any losses in these accounts.

The Company's investment in corporate bonds includes those issued by foreign entities. The Company has not experienced any losses as a result of such investments nor does the Company believe it is exposed to any significant credit risk on its investment in corporate bonds.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company entered into a Cost Sharing Agreement with the Advisor. Per the Agreement, the Advisor's share 60% of the general and administrative expenses and continuing until terminated by either party at any time by providing the other with 30 days written notice to the other party. The Company also executes trades on behalf of the Advisor for their customers. The Company has a receivable from the Advisor of $306,293 as of December 31, 2023.

The Company acquired a 4% limited partnership interest in IPG Secondary I, LP on April 8, 2022. IPG Secondary I, LP is managed by a shareholder of the Company, and both the Company and IPG Secondary I, LP have a common control of management.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, accordingly, is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2023, the Company had net capital of $4,412,142 which exceeded required net capital of $250,000 by $4,162,142. The Company's ratio of aggregate indebtedness to net capital was .69 to 1 at December 31, 2023, which was less than the maximum ratio of 15 to 1.